 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

POLAROID HOLDING COMPANY

________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________

(Title of Class of Securities)

73109X104

________________________________________________________________________________
(CUSIP Number)

ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention: Mark Amrhein

(212) 277-1500

_________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With Copies to:

DECHERT LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Attention: Carmen J. Romano

(215) 994-2971

January 7, 2005
___________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ___.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104

_________________________________________________________________________________________________

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

One Equity Partners LLC

IRS Identification No.

_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

3               SEC USE ONLY
_________________________________________________________________________________________________

4               SOURCE OF FUNDS

                 OO
_________________________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	___

_________________________________________________________________________________________________

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,521,400

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,521,400

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                18,521,400
_________________________________________________________________________________________________

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                                                                                           ___
_________________________________________________________________________________________________

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                53%
_________________________________________________________________________________________________

14            TYPE OF REPORTING PERSON (See Instructions)

                OO -- Limited Liability Company

_________________________________________________________________________________________________

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

 1             NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                OEP Co-Investors LLC

                IRS Identification No.
_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

 3             SEC USE ONLY
_________________________________________________________________________________________________

 4            SOURCE OF FUNDS

                OO
_________________________________________________________________________________________________

 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                     ___
_________________________________________________________________________________________________

6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 223,600

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 223,600

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               223,600
_________________________________________________________________________________________________

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

               SHARES (See Instructions)                                                                                                                     ___
_________________________________________________________________________________________________

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               less than 1.0%
_________________________________________________________________________________________________

14           TYPE OF REPORTING PERSON (See Instructions)

               OO -- Limited Liability Company

_________________________________________________________________________________________________

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

  1           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               OEP Holding Corporation

               IRS Identification No.
_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

  3            SEC USE ONLY
_________________________________________________________________________________________________

4             SOURCE OF FUNDS

               Not applicable
_________________________________________________________________________________________________

 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                     ___
_________________________________________________________________________________________________

  6           CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,745,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,745,000*

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,745,000*
_________________________________________________________________________________________________

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                                                                                                     x
_________________________________________________________________________________________________

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               53%
_________________________________________________________________________________________________

14          TYPE OF REPORTING PERSON (See Instructions)

              CO
_________________________________________________________________________________________________

*Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of JPMorgan Chase & Co. and its affiliates. OEP Holding Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

  1           NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Bank One Investment Corporation

               IRS Identification No.
_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

3             SEC USE ONLY
_________________________________________________________________________________________________

4             SOURCE OF FUNDS

               Not applicable
_________________________________________________________________________________________________

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                 ___
_________________________________________________________________________________________________

6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,745,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,745,000*

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,745,000*
_________________________________________________________________________________________________

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                                                                                               x
_________________________________________________________________________________________________

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               53%
_________________________________________________________________________________________________

14           TYPE OF REPORTING PERSON (See Instructions)

               CO
_________________________________________________________________________________________________

* Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of JPMorgan Chase & Co. and its affiliates. Bank One Investment Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

1             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               JPMorgan Capital Corporation

               IRS Identification No.
_________________________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

3             SEC USE ONLY
_________________________________________________________________________________________________

4             SOURCE OF FUNDS

               Not applicable
_________________________________________________________________________________________________

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                       ___
_________________________________________________________________________________________________

6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_________________________________________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,745,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,745,000*

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,745,000*
_________________________________________________________________________________________________

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                                                                                              x
_________________________________________________________________________________________________

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               53%
_________________________________________________________________________________________________

14           TYPE OF REPORTING PERSON (See Instructions)

                CO
_________________________________________________________________________________________________

* Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of JPMorgan Chase & Co. and its affiliates. JPMorgan Capital Corporation disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

 1            NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Banc One Financial LLC

               IRS Identification No.
_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a )___
(b) ___

_________________________________________________________________________________________________

3             SEC USE ONLY
_________________________________________________________________________________________________

4             SOURCE OF FUNDS

               Not applicable
_________________________________________________________________________________________________

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                         ___
_________________________________________________________________________________________________

6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,745,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,745,000*

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,745,000*
_________________________________________________________________________________________________

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                                                                                             x
_________________________________________________________________________________________________

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              53%
_________________________________________________________________________________________________

14          TYPE OF REPORTING PERSON (See Instructions)

              CO
_________________________________________________________________________________________________

* Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of JPMorgan Chase & Co. and its affiliates. Bank One Financial LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

 1           NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              JPMorgan Chase & Co.

              IRS Identification No.
_________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___
(b) ___

_________________________________________________________________________________________________

3           SEC USE ONLY
_________________________________________________________________________________________________

4           SOURCE OF FUNDS

             Not applicable
_________________________________________________________________________________________________

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                                ___
_________________________________________________________________________________________________

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
_________________________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 18,745,000*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 18,745,000*

_________________________________________________________________________________________________

CUSIP NO. 73109X104
_________________________________________________________________________________________________

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,745,000*
_________________________________________________________________________________________________

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                                                                                            x
_________________________________________________________________________________________________

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            53%
_________________________________________________________________________________________________

14        TYPE OF REPORTING PERSON (See Instructions)

            CO
_________________________________________________________________________________________________

* Includes 18,521,400 shares owned by One Equity Partners LLC. Also includes 223,600 shares owned by OEP Co-Investors LLC, which was formed for the benefit of certain executive employees of JPMorgan Chase & Co. and its affiliates. JPMorgan Chase & Co. disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

                   This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock") of Polaroid Holding Company, a Delaware corporation (the "Company").

ITEM 1.      SECURITY AND ISSUER.

                    The following information supplements and amends the information contained in the Schedule 13D previously filed by One Equity Partners LLC ("OEP") relating to the Company's Common Stock:

According to the Company's Quarterly Report on Form 10-Q for the period ended September 26, 2004, the number of outstanding shares of Company Common Stock as of November 5, 2004 was 34,956,069 shares. The address of the principal executive offices of the Company is:

1265 Main Street

Waltham, MA 02451

ITEM 2.       IDENTITY AND BACKGROUND.

                     The following information supplements and amends the disclosure previously contained in Item 2 of the Schedule 13D previously filed by the Reporting Persons:

                     (a)-(c), (f) This Schedule 13D is being filed by (1) One Equity Partners LLC, a Delaware limited liability company ("OEP"), (2) OEP Co-Investors LLC, a Delaware limited liability company ("OEP Co-Investors"), (3) OEP Holding Corporation, a Delaware corporation ("OEP Holding"), (4) Bank One Investment Corporation, a Delaware corporation ("BOIC"), (5) JPMorgan Capital Corporation, a Delaware corporation ("JPM CC"), (6) Banc One Financial LLC, a Delaware limited liability company ("BOF LLC"), and (7) JPMorgan Chase & Co., a Delaware corporation ("JPMC") (OEP, OEP Co-Investors, OEP Holding, BOIC, JPM CC, BOF LLC and JPMC, collectively, "Reporting Persons").

                     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

                    A list of the directors and executive officers of the Reporting Persons is attached hereto as Exhibit 4. The address of the principal office of each Reporting Person is as follows:

OEP	320 Park Avenue, 18th Floor, New York, NY 10022

OEP Co-Investors	320 Park Avenue, 18th Floor
New York, NY 10022

OEP Holding	1 Bank One Plaza
Chicago, IL 60670

BOIC	1 Bank One Plaza
Chicago, IL 60670

JPM CC	1 Bank One Plaza
Chicago, IL 60670

BOF LLC	1 Bank One Plaza
Chicago, IL 60670

JPMC	270 Park Avenue,
New York, NY 10017

                   OEP is an indirect subsidiary of OEP Holding and the managing member of OEP is controlled by OEP Holding. OEP's principal business is to make private equity investments on behalf of JPMC. OEP Co-Investors is also an indirect subsidiary of OEP Holding whose managing member is controlled and wholly owned by OEP Holding. OEP Co-Investors' principal business is to hold and manage investments for certain employees of JPMC. OEP Holding is a wholly owned subsidiary of BOIC and its principal business is to act as a holding company for JPMC in making private equity investments. BOIC is a wholly owned subsidiary of JPM CC, and BOIC's principal business is to act as a holding company for JPMC in making private equity investments. JPM CC is a wholly owned subsidiary of BOFC, and BOF LLC is a wholly owned subsidiary of JPMC. The principal business of both JPM CC and BOF LLC is to act as a holding company for JPMC in making private equity, structured finance and other investments. JPMC is a multibank holding company principally engaged, through its subsidiaries, in the general financial services business.

                (d)-(e) Except as noted below, during the past five years, neither JPMC nor any other person named on Exhibit 4 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              The Securities and Exchange Commission ("SEC") alleged that during the period of December 1997 to September 2001, JPMC aided and abetted Enron Corp.'s violation of the antifraud provisions of the Federal Securities Laws, Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5. The complaint alleged that Enron Corp. manipulated its reported financial results through a series of commodity derivatives transactions known as prepays which were entered into with JPMC. On July 28, 2003, JPMC consented, without admitting or denying the allegations of the complaint, to the entry by the United States District Court for the Southern District of Texas of a final judgment: (1) enjoining JPMC, its agents, servants, employees, attorneys, assigns and all persons in active concert or participation with them who receive actual notice of the final judgment by personal service or otherwise from violating, directly or indirectly, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and (2) ordering JPMC to pay a total of $135,000,000: $65,000,000 representing disgorgement, prejudgment interest thereon in the amount of $5,000,000, and a civil penalty of $65,000,000 pursuant to Section 21(d) of the Exchange Act. No portion of the penalty was waived. JPMC made payment of $135,000,000 on July 28, 2003.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    No material changes to this Item 3.

ITEM 4.      PURPOSE OF TRANSACTION.

                    The following information supplements and amends the disclosure previously contained in Item 4 of the Schedule 13D previously filed by the Reporting Persons:

                   (a)-(b)

On January 7, 2005, Polaroid Holding Company (the "Company"), Petters Group Worldwide, LLC ("Parent"), and Petters Consumer Brands, LLC, a wholly-owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the closing of the Merger, the holders of the Company's common stock will receive $12.08 per share in cash for their shares. If the Company sells its IDP business prior to the effective time of the merger, or within 60 days after the effective time of the merger pursuant to a definitive agreement entered into prior to the effective time, and the proceeds from the sale of the IDP business exceed certain thresholds, the Company has the right to dividend such excess proceeds to its shareholders prior to the merger or, failing that, each shareholder will receive in the merger a contingent value right entitling the holder to a pro rata portion of such excess proceeds.

In connection with the Merger, Parent, Purchaser and OEP entered into a Voting Agreement dated as of January 7, 2005. Pursuant to the Voting Agreement, OEP has agreed to vote its shares of Company common stock in favor of the merger at the special meeting of the Company stockholders (the "Company Shareholder Meeting") to consider the Merger and to exercise its contractual "drag along" right to require certain other stockholders, including all directors and executive officers of the Company, to vote their shares in favor of the Merger. If OEP votes its shares of Company common stock in favor of the Merger at the Company Shareholder Meeting, then the Company will have received the requisite stockholder approval for the approval and adoption of the Merger Agreement and the Merger. The Voting Agreement terminates on the earliest of (i) the date the Board of Directors approves a superior proposal, (ii) upon any termination of the Merger Agreement, (iii) the effective time of the Merger and (iv) any material amendment to the Merger Agreement without the prior approval of OEP.

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to each of the Merger Agreement and the Voting Agreement, copies of which were filed as Exhibits 2.1 and 99.2, respectively, to the Company's Current Report on Form 8-K dated January 7, 2004 and incorporated by reference herein.

(c)-(j) No material changes.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

                     The following information supplements and amends the information contained in the Schedule 13D previously filed by OEP:

                    Through the date of this filing, OEP owns 18,521,400 shares of Common Stock (52.7% of all shares of Common Stock outstanding). OEP, OEP Holding, BOI, JPM CC, BOF LLC and JPMC may be deemed to share the voting and dispositive power of the 18,521,400 shares of Common Stock owned by OEP by virtue of, and this form is being filed by OEP Holding, BOIC, JPM CC, BOF LLC and JPMC solely because of JPMC's 100% interest in BOFC, BOF LLC's 100% interest in JPM CC, JPM CC's 100% interest in BOIC, BOIC's 100% interest in OEP Holding, and OEP Holding's controlling interest in the managing member of OEP. Each of the Reporting Persons other than OEP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

                   Through the date of this filing, OEP Co-Investors owns 223,600 shares of Common Stock (less than 1.0% of all shares of Common Stock outstanding). OEP Holding, BOIC, JPM CC, BOF LLC and JPMC may be deemed to share the voting and dispositive power of the 223,600 shares of Common Stock owned by OEP Co-Investors by virtue of, and this form is being filed by OEP Holding, BOIC, JPM CC, BOF LLC and JPMC solely because of JPMC's 100% interest in BOF LLC, BOF LLC's 100% interest in JPM CC, JPM CC's 100% interest in BOIC, BOIC's 100% interest in OEP Holding, and OEP Holding's controlling interest in the managing member of OEP. Each of the Reporting Persons other than OEP Co-Investors disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     The following information supplements and amends the information contained in the Schedule 13D previously filed by the Reporting Persons:

                     The information contained in Item 4 hereof is hereby incorporated by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

(1)      Agreement and Plan of Merger dated as of January 6, 2005 by and among Petters Group Worldwide, LLC, Petters Consumer Brands, LLC and Polaroid Holding Company (incorporated by reference to Exhibit 2.1 to Polaroid Holding Company's Current Report on Form 8-K dated January 7, 2004)

(2)     Voting Agreement dated as of January 6, 2005 by and among Petters Group Worldwide, LLC, Petters Consumer Brands, LLC, and One Equity Partners LLC (incorporated by reference to Exhibit 99.2 to Polaroid Holding Company's Current Report on Form 8-K dated January 7, 2004)

(3)     Joint Filing Statement by OEP, OEP Co-Investors, OEP Holdings, BOIC, JPM CC, BOF LLC and JPMC attached hereto.

(4)     Directors and Executive Officers of the Reporting Persons attached hereto.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2005	ONE EQUITY PARTNERS LLC

	By:	/s/ Richard M. Cashin, Jr.
Name: Richard M. Cashin, Jr.
Title: President

Dated: January 26, 2005	OEP CO-INVESTORS LLC

By:	/s/ Richard M. Cashin, Jr.
Name: Richard M. Cashin, Jr.
Title: President

Dated: January 26, 2005	OEP HOLDING CORPORATION

By:	/s/ Richard M. Cashin, Jr.
Name: Richard M. Cashin, Jr.
Title: President

Dated: January 26, 2005	BANK ONE INVESTMENT CORPORATION

By:	/s/ Richard M. Cashin, Jr.
Name: Richard M. Cashin, Jr.
Title: Chairman and President

Dated: January 26, 2005	JPMORGAN CAPITAL CORPORATION

By:	/s/ Francisco J. Pereiro
Name: Francisco J. Pereiro
Title: Chairman

Dated: January 26, 2005	BANC ONE FINANCIAL LLC

By:	/s/ Heidi G. Miller
Name: Heidi G. Miller
Title: Chairman and President

Dated: January 26, 2005	JPMORGAN CHASE & CO.

By:	/s/ Jay Mandelbaum
Name: Jay Mandelbaum
Title: Executive Vice President